# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: MINERALRITE Corp, CIK 0001096296
CUSIP: 60314D403
Title of class of securities: Series C Preferred
Address of issuer's principal executive offices: 325 N. ST. PAUL STREET, SUITE 3100, DALLAS, Texas (TX), 75201
Date of event which requires filing of this statement: 05/04/2025
Filed by CIK 0002001629
Persons authorized to receive notices and communications: James Burgauer, 325 N. St. Paul Street, Suite 3100, Dallas, Texas (TX), 75201, 4699299969

## Reporting persons
- Burgauer James (CIK 0002001629): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 6,515; shared voting power 0; sole dispositive power 6,515; shared dispositive power 0; aggregate amount beneficially owned 6,515 (75.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Series C Preferred
Name of issuer: MINERALRITE Corp
Address of issuer's principal executive offices: 325 N. ST. PAUL STREET, SUITE 3100, DALLAS, Texas (TX), 75201

## Item 2. Identity and Background
Name of person filing: James Burgauer
Residence or business address: c/o MineralRite Corporation, 325 N St. Paul Street, Suite 3100, Dallas, TX, 75201
Present principal occupation or employment: President / CEO of MineralRite Corporation, 325 N St. Paul Street, Suite 3100, Dallas, TX, 75201
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Personal funds were used to pay for this security which was part of a multiple security purchase. 5,000 shares were paid for by a promissory note, in the amount of $100,000, due December 31, 2026, was paid as consideration for this purchase. Payments on the note are made periodically. An additional $139,800 has been paid in cash for 1,015 shares; and a portion of another $11,960 was attributed to the remaining 500 shares as part of another multiple security purchase.

## Item 4. Purpose of Transaction
Purpose of transaction: The shares were acquired for investment purposes and to further align with the strategic direction of the Company. As President, CEO, and CFO of the Issuer, I currently influence management, operations, and corporate policy.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 6,515 (75.9%)
Number of shares as to which each person has sole or shared power to vote or dispose: 6,515
Transactions in the class effected during the past sixty days: 5,000 shares were purchase on March 10, 2025; I exercised options that I had previously acquired on October 25, 2023.
Other persons with the right to receive dividends or sale proceeds: No
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None

## Signatures
- Burgauer James: /s/ James Burgauer, James Burgauer (05/07/2025)